TOYOTA MOTOR

CORPORATION

Unaudited Consolidated Financial Statements

For the periods ended

December 31, 2013

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Balance Sheets

At March 31, 2013 and December 31, 2013

ASSETS

	Yen in millions
	March 31, 2013	December 31, 2013
Assets
Current assets:
Cash and cash equivalents	1,718,297	1,843,393
Time deposits	106,700	208,628
Marketable securities	1,445,663	1,521,096
Trade accounts and notes receivable, less allowance for doubtful accounts	1,971,659	1,831,092
Finance receivables, net	5,117,660	5,798,636
Other receivables	432,693	331,382
Inventories	1,715,786	1,889,127
Deferred income taxes	749,398	710,910
Prepaid expenses and other current assets	527,034	661,962

Total current assets	13,784,890	14,796,226

Noncurrent finance receivables, net	6,943,766	8,216,877
Investments and other assets:
Marketable securities and other securities investments	5,176,582	6,975,378
Affiliated companies	2,103,283	2,354,406
Employees receivables	53,741	46,729
Other	569,816	588,711

Total investments and other assets	7,903,422	9,965,224

Property, plant and equipment:
Land	1,303,611	1,312,892
Buildings	3,874,279	4,040,719
Machinery and equipment	9,716,180	10,308,885
Vehicles and equipment on operating leases	3,038,011	3,642,068
Construction in progress	291,539	284,637

Total property, plant and equipment, at cost	18,223,620	19,589,201

Less – Accumulated depreciation	(11,372,381)	(12,049,384)

Total property, plant and equipment, net	6,851,239	7,539,817

Total assets	35,483,317	40,518,144

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Balance Sheets

At March 31, 2013 and December 31, 2013

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Yen in millions
	March 31, 2013	December 31, 2013
Liabilities
Current liabilities:
Short-term borrowings	4,089,528	4,944,528
Current portion of long-term debt	2,704,428	2,815,575
Accounts payable	2,113,778	1,864,729
Other payables	721,065	726,749
Accrued expenses	2,185,537	2,247,518
Income taxes payable	156,266	431,716
Other current liabilities	941,918	1,066,927

Total current liabilities	12,912,520	14,097,742

Long-term liabilities:
Long-term debt	7,337,824	8,612,914
Accrued pension and severance costs	766,112	798,798
Deferred income taxes	1,385,927	1,786,038
Other long-term liabilities	308,078	339,190

Total long-term liabilities	9,797,941	11,536,940

Total liabilities	22,710,461	25,634,682

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value, authorized: 10,000,000,000 shares at March 31, 2013 and December 31, 2013 issued: 3,447,997,492 shares at March 31, 2013 and December 31, 2013	397,050	397,050
Additional paid-in capital	551,040	551,399
Retained earnings	12,689,206	13,819,263
Accumulated other comprehensive income (loss)	(356,123)	567,813
Treasury stock, at cost, 280,568,824 shares at March 31, 2013 and 278,666,087 shares at December 31, 2013	(1,133,138)	(1,125,430)

Total Toyota Motor Corporation shareholders’ equity	12,148,035	14,210,095

Noncontrolling interests	624,821	673,367

Total shareholders’ equity	12,772,856	14,883,462

Commitments and contingencies
Total liabilities and shareholders’ equity	35,483,317	40,518,144

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the first nine months ended December 31, 2013

Consolidated Statements of Income

	Yen in millions
	For the first nine months ended December 31, 2012	For the first nine months ended December 31, 2013
Net revenues:
Sales of products	15,400,712	18,101,814
Financing operations	826,394	1,020,715

Total net revenues	16,227,106	19,122,529

Costs and expenses:
Cost of products sold	13,420,793	14,840,183
Cost of financing operations	427,598	629,594
Selling, general and administrative	1,560,208	1,796,768

Total costs and expenses	15,408,599	17,266,545

Operating income	818,507	1,855,984

Other income (expense):
Interest and dividend income	84,426	93,528
Interest expense	(18,985)	(15,321)
Foreign exchange gain, net	13,366	63,035
Other income, net	28,472	25,255

Total other income (expense)	107,279	166,497

Income before income taxes and equity in earnings of affiliated companies	925,786	2,022,481

Provision for income taxes	378,199	644,928
Equity in earnings of affiliated companies	182,044	248,077

Net income	729,631	1,625,630

Less: Net income attributable to noncontrolling interests	(81,448)	(99,543)

Net income attributable to Toyota Motor Corporation	648,183	1,526,087

	Yen
Net income attributable to Toyota Motor Corporation per share
Basic	204.68	481.60

Diluted	204.67	481.27

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the first nine months ended December 31, 2013

Consolidated Statements of Comprehensive Income

	Yen in millions
	For the first nine months ended December 31, 2012	For the first nine months ended December 31, 2013
Net income	729,631	1,625,630
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	121,442	335,614
Unrealized gains (losses) on securities	127,053	597,990
Pension liability adjustments	8,346	(759)

Total other comprehensive income (loss)	256,841	932,845

Comprehensive income	986,472	2,558,475

Less: Comprehensive income attributable to noncontrolling interests	(85,981)	(108,452)

Comprehensive income attributable to Toyota Motor Corporation	900,491	2,450,023

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the third quarter ended December 31, 2013

Consolidated Statements of Income

	Yen in millions
	For the third quarter ended December 31, 2012	For the third quarter ended December 31, 2013
Net revenues:
Sales of products	5,024,823	6,229,811
Financing operations	293,929	355,233

Total net revenues	5,318,752	6,585,044

Costs and expenses:
Cost of products sold	4,435,517	5,133,757
Cost of financing operations	162,539	213,436
Selling, general and administrative	595,939	637,342

Total costs and expenses	5,193,995	5,984,535

Operating income	124,757	600,509

Other income (expense):
Interest and dividend income	29,937	35,398
Interest expense	(6,190)	(5,583)
Foreign exchange gain (loss), net	(13,662)	46,311
Other income, net	(3,593)	2,321

Total other income (expense)	6,492	78,447

Quarterly income before income taxes and equity in earnings of affiliated companies	131,249	678,956

Provision for income taxes	67,353	207,748
Equity in earnings of affiliated companies	58,187	89,286

Quarterly net income	122,083	560,494

Less: Quarterly net income attributable to noncontrolling interests	(22,169)	(35,030)

Quarterly net income attributable to Toyota Motor Corporation	99,914	525,464

	Yen
Quarterly net income attributable to Toyota Motor Corporation per share
Basic	31.55	165.80

Diluted	31.55	165.70

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the third quarter ended December 31, 2013

Consolidated Statements of Comprehensive Income

	Yen in millions
	For the third quarter ended December 31, 2012	For the third quarter ended December 31, 2013
Quarterly net income	122,083	560,494
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	337,702	240,983
Unrealized gains (losses) on securities	195,795	292,424
Pension liability adjustments	5,652	(2,848)

Total other comprehensive income (loss)	539,149	530,559

Quarterly comprehensive income	661,232	1,091,053

Less: Quarterly comprehensive income attributable to noncontrolling interests	(44,708)	(46,425)

Quarterly comprehensive income attributable to Toyota Motor Corporation	616,524	1,044,628

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Consolidated Statements of Cash Flows

For the first nine months ended December 31, 2013

	Yen in millions
	For the first nine months ended December 31, 2012	For the first nine months ended December 31, 2013
Cash flows from operating activities:
Net income	729,631	1,625,630
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	798,913	914,323
Provision for doubtful accounts and credit losses	15,786	33,987
Pension and severance costs, less payments	11,349	11,843
Losses on disposal of fixed assets	26,079	18,482
Unrealized losses on available-for-sale securities, net	2,074	2,937
Deferred income taxes	46,108	71,236
Equity in earnings of affiliated companies	(182,044)	(248,077)
Changes in operating assets and liabilities, and other	298,328	296,650

Net cash provided by operating activities	1,746,224	2,727,011

Cash flows from investing activities:
Additions to finance receivables	(7,345,914)	(9,101,384)
Collection of and proceeds from sales of finance receivables	6,564,843	8,178,724
Additions to fixed assets excluding equipment leased to others	(568,534)	(665,463)
Additions to equipment leased to others	(774,067)	(1,275,129)
Proceeds from sales of fixed assets excluding equipment leased to others	23,795	26,138
Proceeds from sales of equipment leased to others	364,631	577,522
Purchases of marketable securities and security investments	(2,588,128)	(3,556,002)
Proceeds from sales of and maturity of marketable securities and security investments	1,989,494	2,617,150
Changes in investments and other assets, and other	(19,090)	(143,246)

Net cash used in investing activities	(2,352,970)	(3,341,690)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	2,033,503	2,895,059
Payments of long-term debt	(2,064,900)	(2,268,556)
Increase in short-term borrowings	411,335	479,598
Dividends paid	(190,008)	(396,030)
Purchase of common stock, and other	(44,229)	(55,058)

Net cash provided by financing activities	145,701	655,013

Effect of exchange rate changes on cash and cash equivalents	23,344	84,762

Net increase (decrease) in cash and cash equivalents	(437,701)	125,096

Cash and cash equivalents at beginning of period	1,679,200	1,718,297

Cash and cash equivalents at end of period	1,241,499	1,843,393

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

1.	Basis of preparation:

The accompanying unaudited condensed consolidated financial statements of Toyota Motor Corporation (the “parent company”) as of and for the periods ended December 31, 2013, have been prepared in accordance with U.S. generally accepted accounting principles (“U.S.GAAP”) and on substantially the same basis as its annual consolidated financial statements except for certain required disclosures which have been omitted. The unaudited condensed consolidated financial statements should be read in conjunction with the Annual Report on Form 20-F for the year ended March 31, 2013. The unaudited condensed consolidated financial statements reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the result for that period and the financial condition at that date. The consolidated results for the nine-month and the three-month periods are not necessarily indicative of results to be expected for the full year.

2.	Accounting changes and recent pronouncements to be adopted in future periods:

Accounting changes -

In December 2011, the Financial Accounting Standards Board (“FASB”) issued updated guidance of disclosures about offsetting assets and liabilities. This guidance requires additional disclosures about gross and net information for assets and liabilities including financial instruments eligible for offset in the balance sheets. The parent company and its consolidated subsidiaries (“Toyota”) adopted this guidance from the interim period within the fiscal year, begun on or after January 1, 2013. The adoption of this guidance did not have a material impact on Toyota’s quarterly consolidated financial statements.

In February 2013, the FASB issued updated guidance on the presentation of items reclassified out of accumulated other comprehensive income. This guidance requires to present, either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts reclassified out of each component of accumulated other comprehensive income based on its source. Toyota adopted this guidance from the interim period within the fiscal year, begun after December 15, 2012. The adoption of this guidance did not have a material impact on Toyota’s quarterly consolidated financial statements.

In July 2013, the FASB issued updated guidance which permits the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) to be used as a benchmark interest rate for hedge accounting purposes. This guidance also removes the restriction on using different benchmark rates for similar hedges. Toyota adopted this guidance for qualifying new or redesignated hedging relationships entered into on or after July 17, 2013. The adoption of this guidance did not have a material impact on Toyota’s quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Recent pronouncements to be adopted in future periods -

In July 2013, the FASB issued updated guidance on uncertain tax positions. This guidance requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward for tax purposes, a similar tax loss, or a tax credit carryforward. This guidance is effective for fiscal year beginning after December 15, 2013, and for interim period within the fiscal year. Management does not expect this guidance to have a material impact on Toyota’s consolidated financial statements.

3.	Accounting procedures specific to quarterly consolidated financial statements:

Provision for income taxes

The provision for income taxes is computed by multiplying income before income taxes and equity in earnings of affiliated companies for the first nine months by estimated annual effective tax rates. These estimated annual effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items, including changes in valuation allowances, that are expected to affect estimated annual effective tax rates.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

4.	Derivative financial instruments:

Toyota employs derivative financial instruments, including foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota does not use derivatives for speculation or trading.

Fair value hedges -

Toyota enters into interest rate swaps and interest rate currency swap agreements mainly to convert its fixed-rate debt to variable-rate debt. Toyota uses interest rate swap agreements in managing interest rate risk exposure. Interest rate swap agreements are executed as either an integral part of specific debt transactions or on a portfolio basis. Toyota uses interest rate currency swap agreements to hedge exposure to currency exchange rate fluctuations on principal and interest payments for borrowings denominated in foreign currencies. Notes and loans payable issued in foreign currencies are hedged by concurrently executing interest rate currency swap agreements, which involve the exchange of foreign currency principal and interest obligations for each functional currency obligations at agreed-upon currency exchange and interest rates.

For the first nine months and the third quarter ended December 31, 2012 and 2013, the ineffective portion of Toyota’s fair value hedge relationships was not material. For fair value hedging relationships, the components of each derivative’s gain or loss are included in the assessment of hedge effectiveness.

Undesignated derivative financial instruments -

Toyota uses foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements, and interest rate options, to manage its exposure to foreign currency exchange rate fluctuations and interest rate fluctuations from an economic perspective, and for which Toyota is unable to or has elected not to apply hedge accounting.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Fair value and gains or losses on derivative financial instruments -

The following table summarizes the fair values of derivative financial instruments at March 31, 2013 and December 31, 2013:

	Yen in millions
	March 31, 2013	December 31, 2013
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	10,769	14,689
Investments and other assets - Other	39,569	38,137

Total	50,338	52,826

Other current liabilities	(2,554)	(1,027)
Other long-term liabilities	(143)	—

Total	(2,697)	(1,027)

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	27,731	22,869
Investments and other assets - Other	139,419	166,368

Total	167,150	189,237

Other current liabilities	(37,133)	(49,654)
Other long-term liabilities	(122,420)	(155,688)

Total	(159,553)	(205,342)

Foreign exchange forward and option contracts
Prepaid expenses and other current assets	7,340	10,641
Investments and other assets - Other	—	—

Total	7,340	10,641

Other current liabilities	(36,087)	(32,501)
Other long-term liabilities	(5)	(8)

Total	(36,092)	(32,509)

As of March 31, 2013 and December 31, 2013, the amounts of counterparty netting and cash collateral received that partially offset derivative assets were ¥158,807 million and ¥168,147 million, respectively. The amounts of counterparty netting and cash collateral pledged that partially offset derivative liabilities were ¥(86,477) million and ¥(169,942) million, respectively. These amounts included in the above table were offset in the consolidated balance sheets.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

The following table summarizes the notional amounts of derivative financial instruments at March 31, 2013 and December 31, 2013:

	Yen in millions
	March 31, 2013		December 31, 2013
	Designated derivative financial instruments	Undesignated derivative financial instruments	Designated derivative financial instruments	Undesignated derivative financial instruments
Interest rate and currency swap agreements	235,219	12,689,774	190,124	14,975,043
Foreign exchange forward and option contracts		2,104,048		1,929,010

Total	235,219	14,793,822	190,124	16,904,053

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

The following table summarizes the gains and losses on derivative financial instruments and hedged items reported in the consolidated statements of income for the first nine months and the third quarter ended December 31, 2012 and 2013:

	Yen in millions
	For the first nine months ended December 31, 2012		For the first nine months ended December 31, 2013
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments – Fair value hedge
Interest rate and currency swap agreements
Cost of financing operations	(12,613)	13,226	(3,050)	3,375
Interest expense	—	—	—	—

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	15,787		(41,131)
Foreign exchange gain (loss), net	672		2,598
Foreign exchange forward and option contracts
Cost of financing operations	(3,323)		23,067
Foreign exchange gain (loss), net	6,439		(31,852)

	Yen in millions
	For the third quarter ended December 31, 2012		For the third quarter ended December 31, 2013
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments – Fair value hedge
Interest rate and currency swap agreements
Cost of financing operations	(3,409)	3,572	(3,685)	3,772
Interest expense	—	—	—	—

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	(50,953)		(2,716)
Foreign exchange gain (loss), net	1,036		952
Foreign exchange forward and option contracts
Cost of financing operations	(129)		7,504
Foreign exchange gain (loss), net	(86,101)		(33,207)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Undesignated derivative financial instruments are used to manage economic risks of fluctuations in foreign currency exchange rates and interest rates of certain receivables and payables. Those economic risks are offset by changes in the fair value of undesignated derivative financial instruments.

Cash flows from transactions of derivative financial instruments are included in cash flows from operating activities in the consolidated statements of cash flows.

Credit risk related contingent features -

Toyota enters into International Swaps and Derivatives Association Master Agreements with counterparties. These Master Agreements contain a provision requiring either Toyota or the counterparty to settle the contract or to post assets to the other party in the event of a ratings downgrade below a specified threshold.

The aggregate fair value amount of derivative financial instruments that contain credit risk related contingent features that are in a net liability position after being offset by cash collateral as of December 31, 2013 is ¥3,320 million. The aggregate fair value amount of assets that are already posted as cash collateral as of December 31, 2013 is ¥50,166 million. If the ratings of Toyota decline below specified thresholds, the maximum amount of assets to be posted or for which Toyota could be required to settle the contracts is ¥3,320 million as of December 31, 2013.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

5.	Contingencies:

Guarantees

Toyota enters into contracts with Toyota dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Toyota is required to execute its guarantee primarily when customers are unable to make required payments. The maximum potential amount of future payments as of December 31, 2013 is ¥2,058,545 million. Liabilities for guarantees totaling ¥6,332 million have been provided as of December 31, 2013. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.

Legal Proceedings

Product Recalls

From time-to-time, Toyota issues vehicle recalls and takes other safety measures including safety campaigns relating to its vehicles. In November 2009, Toyota announced a safety campaign in North America for certain models of Toyota and Lexus vehicles related to floor mat entrapment of accelerator pedals, and later expanded it to include additional models. In January 2010, Toyota announced a recall in North America for certain models of Toyota vehicles related to sticking and slow-to-return accelerator pedals. Also in January 2010, Toyota recalled in Europe, China and other regions certain models of Toyota vehicles related to sticking accelerator pedals. In February 2010, Toyota announced a worldwide recall related to the software program that controls the antilock braking system in certain vehicle models including the Prius. Set forth below is a description of various claims, lawsuits and government investigations involving Toyota in the United States relating to these recalls and other safety measures.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Class Action and Consolidated Litigation

Approximately 200 putative class actions and more than 500 individual product liability personal injury cases have been filed since November 2009 alleging that certain Toyota, Lexus and Scion vehicles contain defects that lead to unintended acceleration. In April 2010, the approximately 190 putative class actions in federal court as well as the federal product liability personal injury cases and warranty and lemon law cases were consolidated for pretrial proceedings into a single multi-district litigation in the United States District Court for the Central District of California. Approximately 10 putative class actions and various product liability personal injury cases pending in state courts were subsequently consolidated into the federal action. The remaining class actions lawsuits are pending in a consolidated state action in California.

In December 2012, Toyota and the plaintiffs announced that they had reached an agreement to settle the economic loss claims in the consolidated federal action. In fiscal 2013, Toyota recorded a $1.1 billion pre-tax charge against earnings to cover the estimated costs of this economic loss resolution and other potential recall-related resolutions. In July 2013, the court signed the order and judgment granting final approval of the settlement and dismissing the economic loss cases. Various objectors appealed the court’s rulings, but all of these appeals have been dismissed and the settlement is final.

The settlement provides a customer support program covering certain vehicle parts, the free installation of a brake override system on the remaining floor mat entrapment safety campaign vehicles and funds for cash payments to customers who do not receive the brake override system, cash payments to individuals who allegedly suffered a loss on the sale, lease or insuring the residual value of Toyota’s vehicles and funds for safety-related research and education programs. Although the settlement does not cover product liability personal injury claims in the consolidated federal action or pending in various state courts in the United States, the judges overseeing the federal and California consolidated actions have approved an Intensive Settlement Process (“ISP”) for such product liability personal injury claims in those actions. Under the ISP, all cases are stayed pending completion of a process to assess whether they can be resolved on terms acceptable to the parties. Cases not resolved after completion of the ISP will then proceed to discovery and toward trial.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Beginning in February 2010, Toyota was sued in approximately 20 putative class actions alleging defects in the antilock braking system in various hybrid vehicles that cause the vehicles to fail to stop in a timely manner when driving in certain road conditions. The plaintiffs seek an order requiring Toyota to repair the vehicles and claim that all owners and lessees of vehicles, including those for which recalls have been implemented, should be compensated for the alleged defects related to the antilock braking system. These cases have been consolidated into two actions, one in the United States District Court for the Central District of California and one in the Los Angeles County Superior Court. In January 2013, the Court in the federal case issued an order denying the plaintiff’s motion for class certification and granting summary judgment in favor of Toyota on the claims of the principal named plaintiff for the cases relating to recalled vehicles. In July 2013, a class certification hearing in connection with the claims related to those vehicles that were not recalled was held, the court denied the motion for class certification and that ruling has been appealed.

Government Investigations

In February 2010, Toyota received a subpoena from the U.S. Attorney for the Southern District of New York and a voluntary request and subpoena from the U.S. Securities and Exchange Commission (“SEC”). The subpoenas and the voluntary request primarily seek documents related to unintended acceleration and certain financial records. This began as a coordinated investigation and has included interviews of Toyota and non-Toyota witnesses, as well as production of documents. In June 2010, Toyota received a second voluntary request and subpoena from the SEC and a subpoena from the U.S. Attorney for the Southern District of New York seeking production of documents related to the recalls of the steering relay rod. Toyota is cooperating for the investigations and continues to have discussions with the U.S. Attorney’s Office, but Toyota is unable to predict the outcome of these investigations at this time.

Beyond the amounts accrued for the recall-related matters, including those relating to the U.S. Attorney’s investigation, Toyota is unable to estimate a range of reasonably possible loss, if any, for the other recall-related matters because (i) many of the proceedings are in evidence gathering stages, (ii) significant factual issues need to be resolved, (iii) the legal theory or nature of the claims is unclear, (iv) the outcome of future motions or appeals is unknown and/or (v) the outcomes of other matters of these types vary widely and do not appear sufficiently similar to offer meaningful guidance. Toyota continues to evaluate these matters and expects that it may have resolution discussions from time to time in some of them. Although Toyota cannot estimate a reasonable range of loss based on currently available information, the resolution of the above-mentioned matters could have an adverse effect on Toyota’s financial position, results of operations or cash flows.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Other Proceedings

Toyota has various other legal actions, other governmental proceedings and other claims pending against it, including other product liability claims in the United States. For the same reasons discussed above relating to the recall-related legal proceedings, Toyota is unable to estimate a range of reasonably possible loss, if any, beyond the amounts accrued, with respect to these other proceedings. Based upon information currently available to Toyota, however, Toyota believes that its losses from these matters, if any, would not have a material adverse effect on Toyota’s financial position, results of operations or cash flows.

Environmental Matters

The European Union brought into effect a directive that requires member states to promulgate regulations implementing automobile manufacturers shall bear the costs for taking back end-of-life vehicles and dismantling and recycling those vehicles. Currently, there are uncertainties surrounding the implementation of the applicable regulations in different European Union member states, particularly regarding manufacturer responsibilities and resultant expenses that may be incurred. Based on the legislation that has been enacted to date, Toyota has provided for its estimated liability. Although Toyota does not expect its compliance with the directive to result in significant cash expenditures, Toyota is continuing to assess the impact of this future legislation on Toyota’s financial position, results of operations and cash flows.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

6.	Segment data:

The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

The major portions of Toyota’s operations on a worldwide basis are derived from the Automotive and Financial Services business segments. The Automotive segment designs, manufactures and distributes sedans, minivans, compact cars, sport-utility vehicles, trucks and related parts and accessories. The Financial Services segment consists primarily of financing, and vehicle and equipment leasing operations to assist in the merchandising of the parent company and its affiliated companies products as well as other products. The All Other segment includes the design, manufacturing and sales of housing, telecommunications and other business.

The following tables present certain information regarding Toyota’s industry segments and operations by geographic areas and overseas revenues by destination for the first nine months and the third quarter ended December 31, 2012 and 2013.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Segment operating results -

For the first nine months ended December 31, 2012:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	14,988,873	826,394	411,839	—	16,227,106
Inter-segment sales and transfers	29,215	21,385	346,200	(396,800)	—

Total	15,018,088	847,779	758,039	(396,800)	16,227,106
Operating expenses	14,476,303	604,225	720,159	(392,088)	15,408,599

Operating income	541,785	243,554	37,880	(4,712)	818,507

For the first nine months ended December 31, 2013:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	17,694,453	1,020,715	407,361	—	19,122,529
Inter-segment sales and transfers	35,403	31,828	379,116	(446,347)	—

Total	17,729,856	1,052,543	786,477	(446,347)	19,122,529
Operating expenses	16,106,238	851,935	745,498	(437,126)	17,266,545

Operating income	1,623,618	200,608	40,979	(9,221)	1,855,984

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

For the third quarter ended December 31, 2012:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	4,879,235	293,929	145,588	—	5,318,752
Inter-segment sales and transfers	9,999	7,382	116,506	(133,887)	—

Total	4,889,234	301,311	262,094	(133,887)	5,318,752
Operating expenses	4,845,510	232,263	246,673	(130,451)	5,193,995

Operating income	43,724	69,048	15,421	(3,436)	124,757

For the third quarter ended December 31, 2013:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	6,082,074	355,233	147,737	—	6,585,044
Inter-segment sales and transfers	14,513	9,667	130,677	(154,857)	—

Total	6,096,587	364,900	278,414	(154,857)	6,585,044
Operating expenses	5,581,017	297,590	257,749	(151,821)	5,984,535

Operating income	515,570	67,310	20,665	(3,036)	600,509

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Geographic Information -

For the first nine months ended December 31, 2012:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	5,813,559	4,492,921	1,462,412	3,061,504	1,396,710	—	16,227,106
Inter-segment sales and transfers	3,568,958	75,831	55,584	212,985	117,980	(4,031,338)	—

Total	9,382,517	4,568,752	1,517,996	3,274,489	1,514,690	(4,031,338)	16,227,106
Operating expenses	9,116,022	4,403,261	1,496,688	2,988,181	1,423,645	(4,019,198)	15,408,599

Operating income	266,495	165,491	21,308	286,308	91,045	(12,140)	818,507

For the first nine months ended December 31, 2013:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	6,084,001	6,082,728	1,951,706	3,353,948	1,650,146	—	19,122,529
Inter-segment sales and transfers	4,403,855	122,081	77,567	298,608	145,514	(5,047,625)	—

Total	10,487,856	6,204,809	2,029,273	3,652,556	1,795,660	(5,047,625)	19,122,529
Operating expenses	9,326,432	5,929,977	1,986,155	3,346,836	1,687,312	(5,010,167)	17,266,545

Operating income	1,161,424	274,832	43,118	305,720	108,348	(37,458)	1,855,984

“Other” consists of Central and South America, Oceania and Africa.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

For the third quarter ended December 31, 2012:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	1,765,672	1,510,486	494,529	1,047,203	500,862	—	5,318,752
Inter-segment sales and transfers	1,210,589	14,530	13,860	65,378	29,473	(1,333,830)	—

Total	2,976,261	1,525,016	508,389	1,112,581	530,335	(1,333,830)	5,318,752
Operating expenses	2,960,596	1,542,136	499,136	1,020,798	497,998	(1,326,669)	5,193,995

Operating income (loss)	15,665	(17,120)	9,253	91,783	32,337	(7,161)	124,757

For the third quarter ended December 31, 2013:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	2,078,307	2,096,235	701,982	1,154,295	554,225	—	6,585,044
Inter-segment sales and transfers	1,465,757	40,622	24,249	98,366	49,228	(1,678,222)	—

Total	3,544,064	2,136,857	726,231	1,252,661	603,453	(1,678,222)	6,585,044
Operating expenses	3,212,667	2,024,325	708,524	1,142,583	571,251	(1,674,815)	5,984,535

Operating income	331,397	112,532	17,707	110,078	32,202	(3,407)	600,509

“Other” consists of Central and South America, Oceania and Africa.

Revenues are attributed to geographies based on the country location of the parent company or subsidiary that transacted the sale with the external customer.

Transfers between industries segments or geographic areas are made at amounts which Toyota’s management believes approximate arm’s-length transactions. In measuring the reportable segments’ income or losses, operating income consists of revenue less operating expenses.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Overseas Revenues by destination -

The following information shows revenues that are attributed to countries based on location of customers, excluding customers in Japan. In addition to the disclosure requirements under U.S.GAAP, Toyota discloses this information in order to provide financial statement users with valuable information.

For the first nine months ended December 31, 2012 and 2013:

	Yen in millions	Yen in millions
	For the first nine months ended December 31, 2012	For the first nine months ended December 31, 2013
North America	4,532,575	6,052,133
Europe	1,381,813	1,848,934
Asia	2,962,954	3,203,675
Other	2,876,190	3,506,981

For the third quarter ended December 31, 2012 and 2013:

	Yen in millions	Yen in millions
	For the third quarter ended December 31, 2012	For the third quarter ended December 31, 2013
North America	1,509,375	2,089,919
Europe	470,179	657,017
Asia	933,356	1,116,242
Other	1,012,572	1,215,893

“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

7.	Per share amounts:

Reconciliations of the differences between basic and diluted net income attributable to Toyota Motor Corporation per share for the first nine months and the third quarter ended December 31, 2012 and 2013 are as follows:

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted- average shares	Net income attributable to Toyota Motor Corporation per share
For the first nine months ended December 31, 2012
Basic net income attributable to Toyota Motor Corporation per common share	648,183	3,166,813	204.68
Effect of dilutive securities
Assumed exercise of dilutive stock options	(14)	18

Diluted net income attributable to Toyota Motor Corporation per common share	648,169	3,166,831	204.67

For the first nine months ended December 31, 2013
Basic net income attributable to Toyota Motor Corporation per common share	1,526,087	3,168,761	481.60
Effect of dilutive securities
Assumed exercise of dilutive stock options	(70)	2,026

Diluted net income attributable to Toyota Motor Corporation per common share	1,526,017	3,170,787	481.27

For the third quarter ended December 31, 2012
Basic quarterly net income attributable to Toyota Motor Corporation per common share	99,914	3,166,826	31.55
Effect of dilutive securities
Assumed exercise of dilutive stock options	(4)	114

Diluted quarterly net income attributable to Toyota Motor Corporation per common share	99,910	3,166,940	31.55

For the third quarter ended December 31, 2013
Basic quarterly net income attributable to Toyota Motor Corporation per common share	525,464	3,169,174	165.80
Effect of dilutive securities
Assumed exercise of dilutive stock options	(16)	2,000

Diluted quarterly net income attributable to Toyota Motor Corporation per common share	525,448	3,171,174	165.70

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Stock options that were not included in the computation of diluted net income attributable to Toyota Motor Corporation per share for the first nine months ended December 31, 2012 and 2013 were 8,810 thousand shares and 2,594 thousand shares, and for the third quarter ended December 31, 2012 and 2013 were 8,810 thousand shares and 1,496 thousand shares, respectively, because the options’ exercise prices were greater than the average market price per common share during the period.

On June 14, 2013, at the Ordinary General Shareholders’ Meeting, the shareholders of the parent company approved to distribute year-end cash dividends of ¥190,046 million, ¥60 per share, effective on June 17, 2013. On November 6, 2013, the Board of Directors of the parent company resolved to distribute interim cash dividends of ¥205,984 million, ¥65 per share, effective on November 27, 2013.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

8.	Fair value measurements:

In accordance with U.S.GAAP, Toyota classifies fair value into three levels of input as follows which are used to measure it.

Level 1:	Quoted prices in active markets for identical assets or liabilities

Level 2:	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the assets or liabilities

Level 3:	Unobservable inputs for assets or liabilities

The following table summarizes the fair values of the assets and liabilities measured at fair value on a recurring basis at March 31, 2013 and December 31, 2013. Transfers between levels of the fair value are recognized at the end of their respective reporting periods:

	Yen in millions
	March 31, 2013
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	245,264	375,941	—	621,205
Time deposits	—	57,572	—	57,572
Marketable securities and other securities investments
Public and corporate bonds	3,753,451	792,806	6,889	4,553,146
Common stocks	1,401,183	—	—	1,401,183
Other	49,731	518,955	—	568,686
Derivative financial instruments	—	217,745	7,083	224,828

Total	5,449,629	1,963,019	13,972	7,426,620

Liabilities
Derivative financial instruments	—	(196,386)	(1,956)	(198,342)

Total	—	(196,386)	(1,956)	(198,342)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

	Yen in millions
	December 31, 2013
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	185,706	242,747	—	428,453
Time deposits	—	—	—	—
Marketable securities and other securities investments
Public and corporate bonds	4,826,681	902,464	9,353	5,738,498
Common stocks	2,113,713	—	—	2,113,713
Other	61,013	478,476	—	539,489
Derivative financial instruments	—	245,262	7,442	252,704

Total	7,187,113	1,868,949	16,795	9,072,857

Liabilities
Derivative financial instruments	—	(237,383)	(1,495)	(238,878)

Total	—	(237,383)	(1,495)	(238,878)

The following is description of the assets and liabilities measured at fair value, information about the valuation techniques used to measure fair value, key inputs and significant assumptions:

Cash equivalents and time deposits -

Cash equivalents include money market funds and other investments with original maturities of three months or less. Cash equivalents classified in Level 2 include primarily negotiable certificate of deposit with original maturities of three months or less. These are measured at fair value using observable interest rates in the market. Time deposits include negotiable certificate of deposit with original maturities over three months. These are measured at fair value using observable interest rates in the market.

Marketable securities and other securities investments -

Marketable securities and other securities investments include public and corporate bonds, common stocks and other investments. Public and corporate bonds include primarily government bonds and represent 49% of Japanese bonds, and 51% of U.S., European and other bonds as of March 31, 2013, and 49% of Japanese bonds, and 51% of U.S., European and other bonds as of December 31, 2013. Listed stocks on the Japanese stock markets represent 85% and 89% of common stocks as of March 31, 2013 and December 31, 2013, respectively. Toyota uses primarily quoted market prices for identical assets to measure fair value of these securities. “Other” includes primarily investment trusts. Generally, Toyota uses quoted market prices for similar assets or quoted non-active market prices for identical assets to measure fair value of these securities. These assets are classified in Level 2.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Derivative financial instruments -

See note 4 to the consolidated financial statements about derivative financial instruments. Toyota primarily estimates the fair value of derivative financial instruments using industry-standard valuation models that require observable inputs including interest rates and foreign exchange rates, and the contractual terms. The usage of these models does not require significant judgment to be applied. These derivative financial instruments are classified in Level 2. In other certain cases when market data is not available, key inputs to the fair value measurement include quotes from counterparties, and other market data. Toyota assesses the reasonableness of changes of the quotes using observable market data. These derivative financial instruments are classified in Level 3. Toyota’s derivative fair value measurements consider assumptions about counterparty and our own non-performance risk, using such as credit default probabilities.

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the first nine months and the third quarter ended December 31, 2012 and 2013 were not material.

Certain assets and liabilities are measured at fair value on a nonrecurring basis. The assets and liabilities measured at fair value on a nonrecurring basis for the first nine months and the third quarter ended December 31, 2012 and 2013 were not material.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

9.	Accumulated Other Comprehensive Income:

Changes in accumulated other comprehensive income (loss) are as follows:

	Yen in millions
	Foreign currency translation adjustments	Unrealized gains (losses) on securities	Pension liability adjustments	Total
Balance at March 31, 2013	(813,480)	666,813	(209,456)	(356,123)
Other comprehensive income (loss) before reclassifications	335,614	604,821	(6,486)	933,949
Reclassifications	—	(6,831)	5,727	(1,104)

Other comprehensive income (loss), net of tax	335,614	597,990	(759)	932,845
Less: Other comprehensive income attributable to noncontrolling interests	540	(8,419)	(1,030)	(8,909)

Balance at December 31, 2013	(477,326)	1,256,384	(211,245)	567,813

Reclassifications consist of the following:

Yen in millions
	For the first nine months ended December 31, 2013	Affected line items in the consolidated statements of income
Unrealized gains (losses) on securities:
	2,919	Financing operations
	5,079	Foreign exchange gain, net
	(18,891)	Other income, net

	(10,893)	Income before income taxes and equity in earnings of affiliated companies
	4,403	Provision for income taxes
	(341)	Equity in earnings of affiliated companies

	(6,831)	Net income

Pension liability adjustments:
Recognized net actuarial loss	12,920	*1
Amortization of prior service costs	(3,824)	*1

	9,096	Income before income taxes and equity in earnings of affiliated companies
	(3,369)	Provision for income taxes

	5,727	Net income

Total reclassifications, net of tax	(1,104)

Amounts of reclassifications in parentheses indicate gains in the consolidated statements of income.

*1:	These components are included in the computation of net periodic pension cost.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

10.	Significant subsequent events:

On February 10, 2014 the Board of Directors of Toyota Motor Corporation and the Board of Directors of Toyota Motor Corporation Australia Ltd., its Australian production and sales consolidated subsidiary, decided to end their vehicle and engine production in Australia by the end of 2017. This decision was made considering various negative factors such as an extremely competitive market and a strong Australian dollar, together with forecasts of a reduction in the total scale of vehicle production in Australia.

Toyota will work together with employees, business partners, government, local communities and others regarding specific measures. The financial effect of ending the production is still being evaluated at this time.